Exhibit A

Ceragon Networks Set to Deliver Multiple Industry-First
Innovations at MWC 2024

Visit booth #5G51 to get hands-on with the latest additions to Ceragon’s breakthroughs in millimeter wave, microwave, and specialized end-to-end solutions for Private Networks.

Rosh Ha’ain, Israel, February 19, 2024 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of wireless connectivity, today announced plans to unveil its new lineup of industry-first innovations at Mobile World Congress (MWC) 2024.

The highlights will include a Neptune SoC-based, live demonstration of Ceragon’s upcoming millimeter wave technology, showcasing an unparalleled 4000 MHz channel bandwidth, 16K QAM, which when paired with XPIC and MIMO technologies, enables a mmW link capable of 100 Gbps, far surpassing competitor capabilities.

With the recent acquisition of Siklu, Ceragon is now able to offer its customers an even larger and more comprehensive portfolio of millimeter wave solutions, covering a vast variety of applications and price points. Ceragon’s expanded millimeter wave catalog now includes point-to-multipoint, Multi-Gbps mesh connectivity for fixed wireless access (FWA) and backhaul. The acquisition of Siklu also supports Ceragon’s strategic move to deliver end-to-end, comprehensive, and specialized solutions for Private Networks, such as oil & gas, utilities, public safety, municipalities, government, and small service providers, including ISPs – In addition to our industry-leading connectivity solutions for larger Communication Service Providers (CSPs).

Also, on hand will be the newest members of the Ceragon hardware lineup, the IP-50CX microwave radio, and IP-50EX millimeter wave radio. Both radios demonstrate a dedication to delivering high performance in compact packages for an optimized total cost of ownership (TCO). The smaller product footprints will help our customers meet their regulatory environmental sustainability requirements while reducing operating expenses.

Visitors to the booth will also have the opportunity to speak with Ceragon’s experts for Professional and Managed Services and learn firsthand about how the Ceragon Digital Twin platform provides increased levels of network optimization resulting in reduced costs and improved user experiences across a wide variety of applications and use cases. In addition, visitors will hear about the latest advancements in Ceragon’s longhaul and split-mount solutions.

Doron Arazi, Ceragon CEO commented, “MWC has always been a great opportunity to meet with new customers, catch up with old friends, and showcase the incredible innovations Ceragon is bringing to the world of wireless connectivity. Our new product and service offerings paired with this year’s acquisition of Siklu, represent significant future growth potential in terms of new customer segments we can provide solutions for as well as a very impressive catalog of millimeter wave technology that we can build upon.”

Ceragon's latest innovations reaffirm its position as a leader in the industry, committed to providing robust, efficient, and affordable solutions to meet the evolving needs of network owners of every size and type worldwide.

To set up a meeting with Ceragon at MWC, CLICK HERE.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that enhance efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both Ceragon and Siklu to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel, including in Gaza with the Hamas and in Lebanon with the Hezbollah; potential adverse reactions or changes to business relationships resulting from the completion of the transaction with Siklu, and ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s business and other risks related to the integration of Siklu’s business into Ceragon business; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F , as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers

FNK IR

Tel. 1+646-809-4048

crnt@fnkir.com